June 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Registration Statement on Form S-1 for Baxalta Incorporated (“Baxalta”)

Dear Mr. Riedler:

We are submitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 for the registration of up to 3,500,000 shares of common stock, par value $0.01 per share, of Baxalta (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, that may be acquired by participants in the Baxalta Incorporated 2015 Incentive Plan upon the exercise of certain options to purchase shares of Baxalta common stock and upon vesting of certain restricted stock awards and restricted stock units issued pursuant to the Baxalta Incorporated 2015 Incentive Plan.

Baxalta is currently a wholly owned subsidiary of Baxter International Inc. (“Baxter”), which has determined to separate its biopharmaceuticals business through a distribution to its shareholders of approximately 80.5% of the outstanding shares of Baxalta common stock (the “Distribution”). On June 5, 2015, the board of directors of Baxter approved the Distribution on the basis of one share of Baxalta common stock for each Baxter common share held as of the close of business on June 17, 2015, the record date for the Distribution. Baxalta has filed a registration statement on Form 10 (File No. 001-36782), which was declared effective by the Commission on June 9, 2015.

In connection with the Distribution, outstanding awards granted prior to 2015 under Baxter’s equity compensation programs (whether held by Baxter or Baxalta employees or other participants) generally will be converted into adjusted awards based on both Baxter common shares and Baxalta common stock, while outstanding awards granted prior to the Distribution in 2015 under Baxter’s equity compensation programs (whether held by Baxter or Baxalta employees or other participants) generally will be converted into adjusted awards of either Baxter or Baxalta. The portion of the adjusted awards that are based on Baxalta common stock (“Converted Awards”) will be granted by Baxalta under the Baxalta Incorporated 2015 Incentive Plan. The Registration Statement covers the shares of Baxalta common stock issued pursuant to Converted Awards that will be granted to individuals who, at the time of the Distribution, are no longer employed by or serving on the board of directors of Baxter or Baxalta. The Registration Statement does not cover any shares of Baxalta common stock issued pursuant to Converted Awards that will be granted to any individual who, upon completion of the Distribution, will be employed by or serve on the board of directors of either Baxter or Baxalta, or any other awards that Baxalta may grant under the Baxalta Incorporated 2015 Incentive Plan in the future. Such shares of Baxalta common stock will be covered by a separate registration statement to be filed by Baxalta on Form S-8.

The Registration Statement has been signed by officers currently holding the positions indicated as of the date of the Registration Statement, and by all of Baxalta’s directors as of the date of the Registration Statement.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-3216.

Sincerely,

/s/ Stephanie D. Miller
Stephanie D. Miller
Associate General Counsel